EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

December 2020

Item 3	News Releases

News releases dated December 23 and 29, 2020.

Item 4	Summary of Material Change

On December 23, 2020, the Company announced that Patrick Kroupa and Justin Kirkland, two industry leaders in psychedelic therapeutics, have joined the Company.

Mr. Kroupa, president of Transcend Biodynamics LLC, will be joining the management team as Chief Psychedelic Officer. Mr. Kroupa has over 20 years experience working with a wide spectrum of psychedelic compounds to address mental health and drug dependence disorders. He brings a tremendous breadth of experience utilizing cutting-edge molecular advancements to enhance the positive outcomes of unaddressed patient populations.

Mr. Kirkland is a chemist with experience in natural products, small molecules, peptide synthesis, analytical chemistry, and drug formulations for improved bioavailability. Mr. Kirkland has earned a BS in Agronomy and an MS in Biology, and attended medical school in Belize at the Central American Health Sciences University. He was recently awarded a U.S. patent for the improved synthesis of the ergoline, 2-bromo-LSD.

On December 29, 2020, the Company added Sergei Stetsenko to its Board of Directors to prepare for its growth phase in psychedelic medicines. Mr. Stetsenko is a financier and venture capitalist who is acting Chief Executive Officer of CRG Finance AG (“CRG Finance”), a private venture capital firm in Zurich, Switzerland. As lead investor of CRG Finance, Mr. Stetsenko has helped acquire, build and exit businesses via public markets and raising capital for companies in the technology, healthcare, communications and natural resources sectors. He is currently the Chief Executive Officer of BlockchainK2 Corp., a publicly-listed company investing in blockchain technology solutions for capital markets and other sectors that can benefit from tokenization.

The Company also retained the services of ROK Consulting, Inc. for investor relations and marketing activities over a 2 month term for fee of US$200,000 and the issuance of 300,000 common shares. The common shares will be issued at the end of the agreement term and will be subject to resale restrictions pursuant to applicable securities laws and the policies of the Canadian Securities Exchange.

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Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

December 29, 2020

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SCHEDULE “A”

BetterLife Welcomes Psychedelic Industry Leaders to the Senior

Management Team

December 23, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) CSE: BETR / OTCQB: BETRF / FRA: NPAU) an emerging biotech company, is pleased to announce that Patrick Kroupa and Justin Kirkland, two industry leaders in psychedelic therapeutics, have joined the Company. Mr. Kroupa and Mr. Kirkland will join the senior management team of BetterLife as Chief Psychedelics Officer and Chief Psychedelics Scientist, respectively.

“BetterLife welcomes Patrick and Justin to our senior leadership team. Their experience in psychedelics in the fields of health and wellness will be valuable assets for Betterlife, helping solidify our place as leaders in this fast-growing industry” said Dr. Ahmad Doroudian, CEO of BetterLife.

“Psychedelic medicine offers the single greatest opportunity to positively impact mental health and well-being worldwide,” said Patrick Kroupa, “and BetterLife is uniquely positioned to make that happen. When you’re involved with a promising company that is aligned with your core beliefs and aspirations for humanity ... that’s when good things happen.”

Justin Kirkland remarked “BetterLife believes that the mental health space is ready for transformation, and that innovation and investment will lead to a major disruption in how mental health is treated. I am extremely excited to join the BetterLife team and look forward to the opportunity to continue to educate and advance the global conversation on the promise of psychedelics.”

Patrick Kroupa joining as Chief Psychedelics Officer

Patrick Kroupa, president of Transcend Biodynamics LLC, will be joining the management team at BetterLife as Chief Psychedelic Officer. Mr. Kroupa has over 20 years experience working with a wide spectrum of psychedelic compounds to address mental health and drug dependence disorders. Patrick brings a tremendous breadth of experience utilizing cutting-edge molecular advancements to enhance the positive outcomes of unaddressed patient populations.

Justin Kirkland joining as Chief Psychedelics Scientist

Justin Kirkland is a chemist with experience in natural products, small molecules, peptide synthesis, analytical chemistry, and drug formulations for improved bioavailability. Mr. Kirkland has earned a BS in Agronomy and an MS in Biology, and attended medical school in Belize at the Central American Health Sciences University. He was recently awarded a U.S. patent for the improved synthesis of the ergoline, 2-bromo-LSD.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.abetterlifepharma.com.

About Transcend Biodynamics LLC

Transcend is a research focused biotechnology company creating and clinically validating an evolving IP portfolio of novel molecules and drug delivery mechanisms for clinical trials and commercialization. Transcend is focused on developing second generation psychedelic compounds, peptides, pro-drugs, and nutraceuticals to address unmet needs within mental health, wellness and anti-aging industries.

Contact Information:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Pharma Strengthens Board of Directors

December 29, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) CSE: BETR / OTCQB: BETRF / FRA: NPAU) an emerging biotech company, is pleased to announce that it has added Mr. Sergei Stetsenko to its Board of Directors to prepare for its growth phase in psychedelic medicines.

Mr. Stetsenko is a financier and venture capitalist who is acting Chief Executive Officer of CRG Finance AG (“CRG Finance”), a private venture capital firm in Zurich, Switzerland. As lead investor of CRG Finance, Mr. Stetsenko has helped acquire, build and exit businesses via public markets and raising capital for companies in the technology, healthcare, communications and natural resources sectors. He is currently the Chief Executive Officer of BlockchainK2 Corp., a publicly-listed company investing in blockchain technology solutions for capital markets and other sectors that can benefit from tokenization.

The Company is also pleased to announce it has retained the services of ROK Consulting, Inc. for investor relations and marketing activities over a 2 month term for fee of US$200,000 and the issuance of 300,000 common shares. The common shares will be issued at the end of the agreement term and will be subject to resale restrictions pursuant to applicable securities laws and the policies of the Canadian Securities Exchange.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.abetterlifepharma.com.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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